

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 8, 2021

John M. Butler
President and Chief Executive Officer
INSU Acquisition Corp. II
2929 Arch Street, Suite 1703
Philadelphia, PA 19104-2870

> **Re: INSU Acquisition Corp. II**
> **Amendment No. 1 to Registration Statement on Form S-4**
> **File No. 333-250989**
> **Filed December 31, 2020**

Dear Mr. Butler:

 We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

 Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

 After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our December 22, 2020 letter.

Amendment No. 1 to Registration Statement on Form S-4

Information about Metromile
Industry and Market Opportunity, page 167

1. We note your disclosures here and in the Prospectus Summary and Risk Factors sections, that Metromile relies on telematics to collect data points that it evaluates in pricing and underwriting insurance policies and managing claims and that a key strategy and competitive advantage will be the use of telematics data to provide "highly personalized policies" and that the use of this data to set premium rates is restricted in your largest market, California, and may be restricted in other markets. Please expand your disclosure to clarify whether you are using the telematics data to set premium rates in each of the other seven states in which you currently write policies or advise. Also, where you

discuss your plans to expand to be in 21 states by 2021 and 49 states by the end of 2022, balance this disclosure with the number of states in which you expect to be restricted in your use of telematics to offer policies and premiums based on driving habits other than miles driven.

Competitive Strengths
Customer-oriented approach with fierce member loyalty, page 169

2.   We note your new disclosure that "[I]n California, Metromile's largest market, Metromile received 13 justified complaints in 2019, which was lower than the average number of complaints received by the 50 largest automobile carriers in this market...." Where you reference "average number of complaints," any comparison you make should be relative to your size compared to the "50 largest automobile carriers." Please revise or advise.

Part II.
Item 21. Exhibits and Financial Statement Schedules., page II-1

3.   Please file your proxy card and tax opinion in the next amendment.

        You may contact Lory Empie at 202-551-3714 or Cara Lubit at 202-551-5909 if you have questions regarding comments on the financial statements and related matters. Please contact Jessica Livingston at 202-551-3448 or Justin Dobbie at 202-551-3469 with any other questions.

        Sincerely,

        Division of Corporation Finance
        Office of Finance